FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2015 No. 6

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On March 23, 2015 the registrant Semiconductor Trusted Foundry (JSTF) a wholly owned U.S. subsidiary of Tower Semiconductors Announces
Accreditation by United States Department of Defense DMEA as a Category
1A and 1B Trusted Supplier

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 23, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Jazz Semiconductor Trusted Foundry (JSTF) Announces Accreditation by United States
Department of Defense DMEA as a Category 1A and 1B Trusted Supplier

Enables JSTF to manufacture high value ASICs for DoD military end use

JSTF to exhibit at GOMAC (Government Microcircuit Applications and Critical Technology)
Conference on March 23-26, 2015

NEWPORT BEACH, Calif., March 23, 2015 – Jazz Semiconductor Trusted Foundry (JSTF), a wholly owned U.S. subsidiary of Jazz Semiconductor (TowerJazz), the global specialty foundry leader, announced that along with Category 1A, it has been accredited as a Category 1B Trusted Supplier by the U.S. Department of Defense’s (DoD’s) Defense Microelectronics Activity (DMEA). JSTF joins a small list of companies accredited by the DoD Trusted Program, established to ensure the integrity of the people and processes used to deliver national security critical microelectronic components. Category 1B allows JSTF to run Trusted unclassified full flow wafers using the Jazz facility. As a Trusted supplier, JSTF is permitted to manufacture application-specific integrated circuits (ASICs) which are custom-designed, custom manufactured, or tailored for DoD military end use.

“JSTF was created to further meet the needs of aerospace and defense customers. Since receiving Category 1A and now Category 1B, we have seen an increase in business requiring Trusted access,” said Scott Jordan, President, JSTF.  “We are proud to join the DoD Trusted Program to enable Trusted access to a broad range of on-shore technologies and manufacturing capabilities. Through the availability of Jazz Semiconductor’s process portfolio, we are able to embrace many more sectors of the Mil/Aero community and help lead the way in protecting and securing United States intellectual property.”

JSTF and Jazz Semiconductor (TowerJazz) are exhibiting at GOMAC March 23-26, 2015 (booth #416).

About JSTF
Jazz Semiconductor Trusted Foundry (JSTF), a DMEA accredited Trusted Supplier, is a wholly owned U.S. subsidiary of Jazz Semiconductor Inc., which is a wholly owned U.S. subsidiary of Tower Semiconductor. JSTF, with its fabrication facility in Newport Beach, CA (Jazz Semiconductor), supplies strategic, on-shore foundry services for critical U.S. Aerospace and Defense (A&D) applications through its industry and segment expertise. The company has extensive capabilities and brings a broad range of commercially available technologies and services to the A&D Trusted community. JSTF is a supplier serving the widest range of technologies that may be used by A&D customers for government, military, and defense requirements, including large die ROICs, imagers, advanced high speed SiGe, RF CMOS, CIS, MEMS and millimeter wave devices, among others.

JSTF Company Contact: Scott Jordan | 949-861-3519 | jordans1@jazztrusted.com